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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.

Commission File Number 001-41670

Apollomics Inc.

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Notice of Failure to Satisfy a Continued Listing Rule or Standard

On June 18, 2026, Apollomics Inc. (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum Market Value of Listed Securities (“MVLS”) of $35 million required for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2). The Notice further states that the Company also does not meet the alternative requirements under Nasdaq Listing Rules 5550(b)(1) and 5550(b)(3).

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided a compliance period of 180 calendar days, or until December 15, 2026, to regain compliance. The Notice has no immediate effect on the listing of the Company’s securities, and the Company’s securities continue to trade on Nasdaq under the symbol “APLM”.

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Termination of a Material Definitive Agreement

In a separate corporate development, effective June 11, 2026, the Company formally terminated its Collaboration and License Agreement with Launxp International Co., Ltd. (“Launxp”). The termination was due to Launxp’s failure to cure a material breach of its obligations under the agreement, specifically the failure to remit the remaining upfront payment balance of $3.8 million along with applicable interest. In accordance with the terms of the agreement, all licenses previously granted to Launxp have automatically and immediately terminated. Following Launxp’s public expression of disagreement with the termination, the Company formally initiated the contractually mandated dispute resolution process on June 18, 2026.

Financial Statements and Exhibits

The Company issued a press release on June 24, 2026, announcing the receipt of the Notice and the corporate update regarding the termination of the Launxp agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Form 6-K is incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended, including its registration statements on Form S-8 (File Nos. 333-272559 and 333-293148) and Form F-3 (File Nos. 333-278430, 333-278431, 333-279549, and 333-294154), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 24, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)
Date June 24, 2026

(Signature)*

Peter Lin, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (07-22)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

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